EXHIBIT 3

To announce the Company’s November 2012 revenues

Date of events: 2012/12/10

Contents:

1.Date of occurrence of the event:2012/12/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 0.7% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.61 billion in November 2012. Operating costs and expenses decreased by 0.8% to NT$11.47 billion. Net income increased by 2.2% to NT$3.84 billion, and EPS was NT$0.49. Mobile communications business revenue increased 4.1% year-over-year, mainly due to the growth of mobile value-added service revenue of 37.1% derived from the mobile internet subscriber increase, which offset the 5.7% decrease in mobile voice revenue attributed to the market competition and the NCC’s mandated tariff reduction. Broadband access revenue decreased by 3.4% due to the ADSL tariff reduction starting this year. HiNet ISP service revenue decreased by 2.0% also because of tariff reductions along with the aforementioned ADSL tariff cuts. MOD revenue increased 21.8% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, local service revenue decreased by 4.2% because of mobile substitution. Domestic long distance service revenue decreased 33.6% mainly due to the tariff reduction starting this year. Operating costs and expenses slightly decreased year-over-year, mainly due to the accrued employee’s bonuses.

6.Countermeasures:None

7.Any other matters that need to be specified: None